EXHIBIT 17.1



June 30, 2014

Grant Stummer
Director
Innovative Products Inc.

SUBJECT: Resignation as CEO and from the Board of Directors of Innovative Product Opportunities Inc.

Dear Mr. Stummer:

This letter is to notify the Board that I am resigning my position as CEO and Director effective June 30, 2014. I enjoyed participating in the growth and development of the Company however I have decided to pursue other opportunities at this time.

Sincerely yours,

/s/ Doug Clark
---------------------
Doug Clark, CET
Director and CEO